(d)(3)(i)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING VARIABLE INSURANCE TRUST

OPERATING EXPENSE LIMITS

Name of Fund*	Guarantee Maturity Date	Maximum Operating Expense Limit (as a percentage of average daily net assets)

ING GET U.S. Core Portfolio - Series 11	February 28, 2013	0.65% during the offering period 0.90% during the guarantee period

ING GET U.S. Core Portfolio - Series 12	June 20, 2013	0.65% during the offering period 0.90% during the guarantee period

ING GET U.S. Core Portfolio - Series 13	December 19, 2013	0.65% during the offering period 0.90% during the guarantee period

ING GET U.S. Core Portfolio - Series 14	June 19, 2014	0.65% during the offering period 0.90% during the guarantee period

/s/ HE
HE

Effective Date: January 1, 2013

*                                         Effective through to the Guarantee Maturity Date, thereafter this limit is subject to change if the Agreement is extended as contemplated in Section 3.